UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ASE TEST LIMITED
(Name of the Issuer)

ASE Test Limited
Advanced Semiconductor Engineering, Inc.

(Name of Person(s) Filing Statement)

Ordinary Shares
(Title of Class of Securities)

Y02516105
(CUSIP Number of Class of Securities)

Mr. Joseph Tung Advanced Semiconductor Engineering, Inc. Room 1901, TWTC International Trade Building, 19/F 333 Keelung Road, Section 1 Taipei 110 Taiwan, Republic of China (886-2) 8780-5489	Mr. Kenneth S. Hsiang ASE Test Limited 10 West Fifth Street Nantze Export Processing Zone Kaohsiung Taiwan, Republic of China (886-7) 363-6641

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Mark J. Lehmkuhler, Esq. Davis Polk & Wardwell 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong (852) 2826-8688

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☒	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$863,922,200.58	$33,952.14

*
Calculated solely for purposes of determining the filing fee. The filing fee was calculated based on the sum of (i) US$14.78 (the proposed cash payment for each ASE Test ordinary share listed on The Nasdaq Global Market) multiplied by the sum of (x) 40,864,868 (the number of such shares outstanding as of May 27, 2008 that are subject to the transaction) and (y) 7,843,663 (the number of such shares issuable upon the exercise of options outstanding as of May 27, 2008 that have a per share exercise price lower than US$14.78), and (ii) US$0.185 (the proposed cash payment, payable in NT$ equivalent, for each ASE Test depositary share listed on the Taiwan Stock Exchange) multiplied by 778,433,040 (the number of such depositary shares outstanding as of May 27, 2008 that are subject to the transaction).

**	The payment of the filing fee, calculated in accordance with Rule 0-11(b) under the United States Securities Exchange Act of 1934, as amended, equals .0000393 multiplied by the Transaction Valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$34,080.38
Form or Registration No.:	Schedule 13E-3
Filing Parties:	ASE Test Limited and Advanced Semiconductor Engineering, Inc.
Date Filed:	January 4, 2008

INTRODUCTION

This Amendment No. 5 (this “Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the United States Securities and Exchange Commission pursuant to Section 13(e) of the United States Securities Exchange Act of 1934, as amended, by (1) ASE Test Limited, a company incorporated and existing under the laws of the Republic of Singapore (“ASE Test”), and (2) Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of Taiwan, Republic of China (“ASE Inc.”) (each, a “Filing Person”).  This Amendment is being filed to supplement Item 10 and Item 16 of the Transaction Statement.

Item 10: Source and Amounts of Funds or Other Consideration

Item 10 is hereby supplemented by the addition of the following information:

On May 29, 2008, ASE Inc. entered into a syndicated loan agreement with a banking syndicate led by Citibank Taiwan, referred to herein as the USD loan agreement, which provides for a USD$200 million term loan facility, referred to herein as the USD facility.  ASE Inc. previously entered into a syndicated loan agreement dated March 3, 2008 with a banking syndicate led by Citibank Taiwan, which provides for a NT$24,750 million term loan facility, referred to herein as the NTD facility.  While the NTD facility remains fully available, ASE Inc. intends to finance a portion of the aggregate payment to acquire the ordinary shares of ASE Test with borrowings under the USD facility, and the remaining payment with a combination of ASE Inc.’s existing cash and cash equivalents and borrowings under the NTD facility.  In order to be able to use any amounts under the NTD facility that remain undrawn upon final settlement of the completion of the acquisition of the ordinary shares of ASE Test pursuant to the scheme, ASE Inc. is currently in the process of seeking lender consents to amend the terms of the NTD facility to broaden the scope of the use of proceeds and to extend the term of availability thereunder, such amendments referred to herein as the contemplated NTD facility amendments.  Set forth below is a summary of certain material terms of the USD facility.

General. The USD facility is a U.S. dollar denominated term loan facility in the amount of US$200 million.

Conditions Precedent to Drawdown. Subject to the terms and conditions of the USD loan agreement, the USD facility may be drawn down by ASE Inc. in one lump sum amount on or prior to June 12, 2008.

The drawdown of the USD facility is subject to the satisfaction or waiver of various conditions, including but not limited to the receipt by Citibank Taiwan as facility agent of the following documents, in form and substance reasonably satisfactory to it, at least two business days prior to the requested date for the drawdown:

•
evidence that ASE Inc. has received all required corporate authorizations with respect to its execution, delivery and performance of the scheme implementation agreement, the USD loan agreement and other related documents;

•	evidence that ASE Test has been duly authorized by its shareholders and board of directors to enter into the scheme implementation agreement and to proceed with the scheme;

•	copies of all government approvals and filings required for the scheme;

•	evidence that ASE Inc. has sufficient funds (including proceeds from the USD facility) for all payments under the scheme;

•	evidence that ASE Inc. has obtained all third party consents (if any) necessary for the scheme;

•	evidence that all closing conditions to the scheme, except for the payment of the scheme consideration, have been met;

•	legal opinions by the syndicate banks’ counsel on certain ROC law matters relating to the USD facility;

•	such other documents or evidence as may be reasonably required by Citibank Taiwan as facility agent; and

•
an undertaking from ASE Inc. that (a) it will not draw down a portion of the NTD facility equivalent to not less than US$200 million to finance the acquisition of the ordinary shares of ASE Test in connection with the scheme,  if ASE Inc. obtains the required consents from the lenders to the contemplated NTD facility amendments, and (b) any amount under the NTD facility that remains undrawn upon the date of the undertaking will be deemed automatically cancelled, if ASE Inc. fails to obtain the required consents of the lenders to the contemplated NTD facility amendments.

In addition, Citibank Taiwan as facility agent shall have received a duly executed drawdown notice from ASE Inc. on or before three business days prior to the requested date for the drawdown, and no event that would restrict or prevent the scheme shall have occurred as of the date of the drawdown.

Term. The USD facility has a three-year term, commencing on the date of the USD loan agreement.

Interest Rate. Any borrowings under the USD facility will bear interest at a floating rate based upon the London Interbank Offered Rate plus an agreed margin ranging from 0.70% to 0.90% per annum, to be adjusted pursuant to the net income ratio of ASE Inc. semi-annually.

Repayment. Principal repayment will be made in full in one lump sum payment on the third anniversary date of the USD loan agreement. Upon 15 days prior written notice, ASE Inc. may also voluntarily prepay amounts outstanding under the USD facility in whole or in part without premium or penalty on certain specified dates subject to certain minimum repayment amount or, alternatively, at any time in any amount, subject to indemnifying the bank syndicate’s funding costs and losses.

Several Obligations of the Syndicate Banks. The syndicate banks’ obligations under the USD loan agreement, including their respective commitments to lend to ASE Inc. under the USD facility, are separate and independent, and they are not jointly liable with one another for any such obligations.

Other Terms. The USD loan agreement contains representations and warranties, affirmative and negative covenants and financial maintenance covenants by ASE Inc., as well as provisions relating to events of default, in each case, that are customary for term loan facilities of this nature.

Item 16: Exhibits.

Item 16 is hereby supplemented by the addition of the following exhibit:

(b)(2)
Syndicated Loan Agreement dated May 29, 2008 by and among Advanced Semiconductor Engineering, Inc., Citbank, N.A., Taipei Branch and the other banks listed on Schedule I thereto, Citibank, N.A., Taipei Branch and the banks identified on the signature pages thereof, as coordinating arrangers for the banks thereunder, and Citibank, N.A., Taipei Branch, as facility agent for the banks thereunder

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: May 30, 2008

ASE Test Limited

By:	/s/ Kenneth S. Hsiang
	Name:	Kenneth S. Hsiang
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(b)(2)
Syndicated Loan Agreement dated May 29, 2008 by and among Advanced Semiconductor Engineering, Inc., Citbank, N.A., Taipei Branch and the other banks listed on Schedule I thereto, Citibank, N.A., Taipei Branch and the banks identified on the signature pages thereof, as coordinating arrangers for the banks thereunder, and Citibank, N.A., Taipei Branch, as facility agent for the banks thereunder